HAND & HAND PC

24 Calle de La Luna

San Clemente, CA 92673

(949) 489-2400

Facsimile (949) 489-0034

May 18, 2011

H. Christopher Owings

Assistant Director

Securities & Exchange Commission

100 F Street, NW

Washington, DC 20549

Re:

China Advanced Technology

Amendment No. 3 Registration Statement on Form S-1

Filed May 2, 2011

File No. 333-169212

Dear Mr. Owings:

We hereby file amendment number 4 and respond as follows to your comment letter by copying your comments, followed by a response in italics:

General

1.

We note your response to comment 1 in our letter dated April 26, 2011 and to comment 18 in our letter dated April 7, 2011.  In additional to stating whether any selling stockholder is an affiliate of a registered broker-dealer, please also tell us whether any selling stockholder is a registered broker-dealer..

Complied. No selling stockholder is a broker-dealer.

2.

We note your response to comment 2 in our letter dated April 26, 2011.  Footnote(1) on the prospectus cover page still contains a reference to the "initial" offering price.  Please revise.  Please also revise the first paragraph in "Plan of Distribution" to state that the selling stockholders will sell at a fixed price of $0.01 per share throughout the offering, even after any trading of your shares occurs on a  market.  Please also revise the cover page, "Prospectus Summary - The Offering," "Selling Stockholders" and "Plan of Distribution" to name each selling stockholder as an underwriter with respect to the offering.

Complied.

Market Price of Common Stock, page 8

3.

Please disclose the number of holders of your common stock as of a more recent latest practicable date.  See Item 201(b)(1) of Regulation S-K.

Complied.

Recent Sales of Unregistered Securities, page II-1

4.

We note your response to comment 7 in our letter dated April 26, 2011.  Please revise to clarify, if correct, that 51,158 shares of your common stock were issued pursuant to an exemption from registration to the stockholders of Vitalcare Diabetes Treatment Centers, Inc. with and into you.  Please provide the disclosure required b y Item 701 of Regulation S-K with respect to such issuances, including identification of each stockholder who received shares in such issuances.

Complied.

Exhibit 5.1

5.

Please file a revised legal opinion to update the number of shares for which counsel is opining.

Complied.

Very truly yours,

/s/ Jehu Hand

Jehu Hand

JH:kp